Via EDGAR Transmission

May 3, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Andrew Mew, Senior Assistant Chief Accountant

Office of Transportation and Leisure

Re:	Garmin Ltd
Form 10-K for the Fiscal Year Ended December 26, 2015
Filed February 17, 2016
File No. 000-31983

Dear Mr. Mew:

Set forth below are the responses of Garmin Ltd. (the “Company,” “we,” “us” or “our”), to the comment letter dated April 22, 2016 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff’s comments from the Comment Letter in bold typeface followed by the Company's responses thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Long-Lived Assets, page 67

1.	We note your disclosure that you did not recognize any goodwill impairment charges in 2015, 2014 or 2013. We also note on page 18, your auto segment, which represents 37% of revenues, is expected to decline in 2016. Please tell us the amount of your goodwill that is related to the auto segment, if any. Given the continued decline in your auto segment, and the fact that a goodwill impairment may be material to your statements of income, please tell us whether goodwill, if any, in the auto segment was at risk for failing step one of the impairment analysis during 2015 and provide the considerations used in your goodwill impairment test. Also, please consider disclosing your impairment analysis related to goodwill as a critical accounting policy in MD&A.

Response:

The aggregate amount of goodwill related to the auto segment as of December 26, 2015 was approximately $82 million. As noted within Item 1 and Item 8, Note 8 of our fiscal year 2015 Form 10-K, there are two operating segments aggregated within the auto reportable segment, auto PND (personal navigation devices) and auto OEM (original equipment manufacturers). Those two operating segments also serve as the only two reporting units within the auto segment. No goodwill in the auto segment was at risk for failing step one of the impairment analysis during 2015, as fair value was substantially in excess of carrying amount for each of the two reporting units within the auto segment.

This determination was made based on an evaluation of qualitative and quantitative factors within our annual impairment analysis. Application of the goodwill impairment analysis requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated primarily through the use of a discounted cash flow methodology, which also requires judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of long-term rates of growth and contraction for our business, and determination of our weighted average cost of capital.

In future filings, if any reporting unit is at risk for failing step one of the impairment analysis, we will include additional related disclosures. And although we do not anticipate our goodwill impairment analysis will result in a material impact to our fiscal 2016 financial statements, we will disclose our goodwill impairment analysis as a critical accounting policy in MD&A of our next Form 10-K for the fiscal year ending December 31, 2016.

Form 8-K filed February 17, 2016

2.	We note that in the bullet point highlights at the top of your press release for the quarter and fiscal year to date, you disclose Pro forma EPS. Please revise to disclose, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. See guidance in Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

Response:

The Company acknowledges the Staff’s comment and confirms that, in light of Items 10(e)(1)(i) of Regulation S-K, and Instruction 2 to Item 2.02 of Form 8-K, the Company will, in its future filings, to the extent the filing includes pro forma EPS or any other non-GAAP measure, disclose, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP.

* * * * * * * * *

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (913) 397-8200 if you have any questions regarding this submission.

Very truly yours

GARMIN LTD.

/s/ Douglas G. Boessen

Chief Financial Officer